Exhibit 99.1

NICE Actimize SURVEIL-X Named “Best Trade Surveillance Solution for
MAD/MAR Technology” in 2020 RegTech Insight Awards

NICE Actimize’s SURVEIL-X Holistic Trade Surveillance solutions were recognized by online voters and A-Team Group for its strengths in meeting regulatory demands

Hoboken, NJ, June 1, 2020– NICE Actimize, (Nasdaq: NICE) the industry leader in Autonomous Financial Crime Management, was named the category winner for "Best Trade Surveillance Solution for MAD/MAR Technology" in A-Team Group's 2020 RegTech Insight Awards for the third consecutive year. Following its shortlisting by a panel of judges, NICE Actimize and its SURVEIL-X Holistic Surveillance solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

With this year's competition, the 2020 RegTech Insight Awards acknowledged leading technologies and vendors in a range of regulatory technology categories. The RegTech Awards evaluation criteria for shortlisting considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

Chris Wooten, Executive Vice President, NICE, stated, "This RegTech Insight Award is particularly meaningful this year, as our surveillance solutions provided support to our financial services organizations as they transformed into work@home environments. As we continue to innovate within our holistic surveillance solutions with advancements in artificial intelligence, machine learning and in cloud delivery, we will work closely with our customers to optimize operations and lower costs while meeting the demands of the changing regulatory landscape.”

Continued Wooten, “For the third consecutive year, the industry demonstrated confidence in our ability to support the particular requirements of the Market Abuse Directive and the Market Abuse Regulation with our true holistic, cloud-native markets surveillance portfolio. We thank the readers of A-Team Group’s RegTech Insight, along with our customers, for their support.”

“We are delighted that our cross-platform readership of more than 20,000 senior technology officers and data specialists selected NICE Actimize’s SURVEIL-X Holistic Trade Surveillance as the Best Trade Surveillance Solution for MAD/MAR within a very competitive field. Once again, we congratulate them on their prestigious RegTech Insight Award win," said Angela Wilbraham, CEO of A-Team Group, which manages the RegTech Insight Awards.

NICE Actimize’s SURVEIL-X Holistic Trade Surveillance, the industry’s first AI-powered, cloud-native, true holistic surveillance solution, offers powerful capabilities to support the requirements for MAR, MAD, and MiFID II in both Markets Surveillance and Communications Surveillance, as well as featuring complete integration with NICE Trading Recording (NTR) and  NICE Compass Compliance Assurance solutions. NICE Actimize Markets Surveillance solution helps firms comply with the MiFID II microsecond requirement while improving firms’ ability to detect and mitigate market abuse. Advanced detection models cover every regulation and asset class out-of-the-box, including over-the-counter and exchange-traded instruments, as well as cross-product and cross-market manipulation. NICE Communications Surveillance uses next-generation machine learning and Natural Language Understanding capabilities to accurately detect risky communications across all channels, from eComms to voice.

Additionally, NICE Trading Recording (NTR) and NICE COMPASS Compliance Assurance support the requirements of MiFID II and MiFIR. The solutions support firms which must ensure recording of all regulated employees, communication channels and devices, and easily prove they are being successfully recorded and retained while offering quick retrieval and the ability to share all recorded communications related to a trade.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Craig Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.